Exhibit 99.3

12 August 2013

James Hardie Industries plc

Results for the 1st Quarter Ended 30 June 2013

	Three Months Ended 30 June
US GAAP - US$ Millions	FY14		FY13		% Change
Net Sales
USA and Europe Fibre Cement		$278.1		$252.0	10
Asia Pacific Fibre Cement		94.1		87.7	7

Total Net Sales		$372.2		$339.7	10
Cost of goods sold		(245.9)		(229.7)	(7)

Gross profit		126.3		110.0	15
Selling, general and administrative expenses		(54.9)		(44.3)	(24)
Research & development expenses		(9.0)		(8.4)	(7)
Asbestos adjustments		94.5		25.2	—

EBIT		156.9		82.5	90
Net interest income		0.1		0.2	(50)
Other income		0.1		0.4	(75)

Operating profit before income taxes		157.1		83.1	89
Income tax expense		(14.9)		(14.6)	(2)

Net operating profit		$142.2		$68.5	—

Earnings per share - diluted (US cents)		32.1		15.6	—

Volume (mmsf)
USA and Europe Fibre Cement		428.0		388.1	10
Asia Pacific Fibre Cement		102.4		95.1	8

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	650	US$	649	—
Asia Pacific Fibre Cement	A$	926	A$	913	1

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 11. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and New Zealand product liability expenses”, “Effective tax rate on earnings excluding asbestos, New Zealand product liability expenses and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses and intercompany foreign exchange gain” and “Selling, general and administrative expenses excluding New Zealand product liability expenses”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	1

Total Net Sales

Total net sales for the quarter increased 10% compared to the prior corresponding quarter from US$339.7 million to US$372.2 million.

For the quarter, net sales were favourably impacted by higher sales volumes and higher average net sales prices in both the USA and Europe and the Asia Pacific Fibre Cement segments.

USA and Europe Fibre Cement

Net sales increased 10% from US$252.0 million to US$278.1 million due to higher sales volume and slightly higher average net sales price. Sales volume increased 10% from 388.1 million square feet in the prior corresponding quarter to 428.0 million square feet due to increased activity in both the new construction and repair and remodel market segments relative to the prior corresponding quarter.

The average net sales price increased slightly from US$649 per thousand square feet to US$650 per thousand square feet, reflecting a favourable shift in product mix, when compared to the prior corresponding quarter.

Discussion

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 172,300 in the June 2013 quarter, 13% above the June 2012 quarter. Industry data indicates that gains in both single-family and multi-family housing starts are expected to continue during fiscal year 2014, relative to the prior year.

Asia Pacific Fibre Cement

Net sales increased 7% to US$94.1 million compared with US$87.7 million in the prior corresponding quarter. The Australian dollar depreciated from an average exchange rate of US$1.00 in the June 2012 quarter to US$0.99 in the June 2013 quarter, which led to a 2% decrease in US dollar net sales in the first quarter. In Australian dollars, net sales increased 9% due to increased demand for the company’s products and higher average net sales price, relative to the prior corresponding quarter.

The average net sales price increased 1% from A$913 per thousand square feet to A$926 per thousand square feet primarily due to general price increases.

Discussion

According to Australian Bureau of Statistics data, the total number of dwellings approved for the quarter ended 30 June 2013 were 41,700, 5% above the prior corresponding period. Further, approvals for detached houses, which are the primary driver of the Asia Pacific business’ net sales, were 24,900 for the quarter, an increase of 16%, when compared to the prior corresponding quarter.

Net sales in each of the Asia Pacific businesses increased in the quarter compared to the previous corresponding quarter due to an increase in sales volume and average net sales price. The increase in net sales reflects a continued increase in the number of housing starts in Australia, as a result of a reduction in home financing costs and ongoing improvement in Australian consumer sentiment. Housing activity in New Zealand also improved compared to the prior corresponding quarter.

Gross Profit

Gross profit for the quarter increased 15% from US$110.0 million to US$126.3 million. The gross profit margin increased 1.5 percentage points from 32.4% to 33.9%.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	2

USA and Europe Fibre Cement gross profit increased 13% and gross margin increased 0.9 percentage points compared to the prior corresponding quarter. Gross margin was favourably impacted by 1.8 percentage points due to an increase in volume and 0.1 percentage point due to a favourable shift in product mix, partially offset by 0.4 percentage points due to higher idle facility costs, 0.4 percentage points due to an increase in fixed manufacturing costs and 0.2 percentage points due to higher input costs.

Asia Pacific Fibre Cement gross profit increased 19% and gross margin increased 3.4 percentage points compared to the prior corresponding quarter. Gross margin was favourably impacted by 3.0 percentage points primarily due to a decrease in fixed unit manufacturing costs and 0.6 percentage points due to a higher average net sales price.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 24% from US$44.3 million in the prior corresponding quarter to US$54.9 million, primarily due to higher employment and marketing costs, relative to the prior corresponding period. Further, SG&A expenses were unfavourably impacted by an increase in general corporate costs (described below), and New Zealand product liability expenses resulting from adjustments to an accounting provision for existing claims. These product liability expenses increased from nil in the prior corresponding quarter to US$4.6 million in the current quarter.

As a percentage of sales, SG&A expenses increased from 13.0% to 14.8%. Excluding legacy New Zealand product liability expenses, as a percentage of sales, SG&A expenses increased from 13.0% to 13.5% compared to the prior corresponding quarter.

SG&A expenses for the quarter included non-claims handling related operating expenses of Asbestos Injuries Compensation Fund (“AICF”) of US$0.5 million, compared to US$0.3 million in the prior corresponding quarter.

New Zealand Ministry of Education

On 16 April 2013, the New Zealand Ministry of Education filed a ‘representative action’ in the New Zealand High Court against several building materials manufacturers, including two of the company’s New Zealand subsidiaries, in relation to various New Zealand school buildings. The company is not yet able to determine the amount or range of loss, if any, that the company’s New Zealand subsidiaries may become liable for in future periods. Accordingly, the company has not recorded a provision for the New Zealand Ministry of Education claim as of 30 June 2013. However, losses and expenses arising from defending and resolving this claim may have a material adverse effect on the company’s financial position, results of operations and cash flows in future periods.

Readers are referred to Note 9 of the company’s 30 June 2013 Condensed Consolidated Financial Statements for further information on the New Zealand product liability expenses and the New Zealand Ministry of Education.

Research and Development Expenses

Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development (“R&D”) segment rather than attributed to individual business units. These costs were flat for the quarter at US$5.5 million, relative to the corresponding quarter of the prior year.

Other R&D costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 21% higher for the quarter at US$3.5 million, compared to US$2.9 million in the prior corresponding quarter.

The increase in R&D expenses during the first quarter is a result of the company’s continued investment in product development. In addition, R&D headcount increased compared to the prior corresponding period as a result of the company opening a new R&D facility in Chicago, Illinois during the third quarter of the prior financial year.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	3

Asbestos Adjustments

The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (“AFFA”).

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the company’s Condensed Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the company’s Condensed Consolidated Statement of Operations and Comprehensive Income, depending on movements in the closing exchange rate between the two currencies at each balance sheet date.

The Australian dollar spot exchange rate against the US dollar depreciated 11% to US$0.93 at 30 June 2013, compared to depreciation of 2% to US$1.01 at 30 June 2012.

Asbestos adjustments resulting from the effect of foreign exchange rate movements were favourable adjustments of US$94.5 million and US$18.9 million during the quarter ended 30 June 2013 and 2012, respectively. During the prior corresponding quarter, asbestos adjustments were also favourably impacted by US$6.3 million due to insurance recoveries that were previously deemed uncollectible. There were no such adjustments in the current quarter.

Claims Data

For the quarter ended 30 June 2013, there were 160 claims received, an increase from 130 claims received in the prior corresponding quarter and higher than actuarial expectations of 135 new claims for the quarter ended 30 June 2013.

There were 156 claims settled in the quarter ended 30 June 2013 compared to 138 claims settled during the quarter ended 30 June 2012. Claims settled of 156 during the current quarter are above actuarial expectations of 136 claims settled for the quarter ended 30 June 2013.

The average claim settlement of A$273,000 for the quarter ended 30 June 2013 was A$21,000 higher than the average claim settlement in the prior corresponding period. The increase in average claims settlement is largely attributable to mesothelioma claims, which are more costly to settle and represented a larger proportion of total claims than in the prior corresponding period. Further, a number of these mesothelioma claims were large claims, which settled for more than A$1.0 million per claim. Excluding these large claim settlements, average claim sizes for mesothelioma were in line with actuarial expectations for the period, with the average cost of settling non-mesolthelioma claims being in line with, or below, actuarial expectations for the period.

Asbestos claims paid totalled A$38.1 million for the quarter ended 30 June 2013, compared to A$35.2 million during the same period last year. Asbestos claims paid during the quarter of A$38.1 million were higher than the actuarial expectation of A$32.9 million, which reflects a number of large mesothelioma claims that settled for more than A$1.0 million per claim.

During the first quarter, mesothelioma claims reporting activity has been above actuarial expectations. One of the critical assumptions used to derive the discounted central estimate is the estimated peak year of mesothelioma disease claims, which is estimated to have occurred in 2010/2011. Potential variation in this estimate has an impact much greater than other assumptions used to derive the discounted central estimate. For example, if the peak year of mesothelioma disease claims were estimated to occur in 2015/2016, the discounted central estimate could increase by approximately 45%.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	4

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 7 of the company’s 30 June 2013 Condensed Consolidated Financial Statements for further information on asbestos adjustments.

EBIT

EBIT for the quarter increased from US$82.5 million in the prior corresponding quarter to US$156.9 million. EBIT for the quarter included favourable asbestos adjustments of US$94.5 million, New Zealand product liability expenses of US$4.6 million, AICF SG&A expenses of US$0.5 million and Australian Securities and Investments Commission (“ASIC”) expenses of nil. For the corresponding quarter of the prior year, EBIT included favourable asbestos adjustments of US$25.2 million, AICF SG&A expenses of US$0.3 million, ASIC expenses of US$0.1 million and New Zealand product liability expenses of nil, as shown in the table below.

EBIT - US$ Millions	Three Months Ended 30 June
	FY14	FY13	% Change
USA and Europe Fibre Cement	$59.4	$50.3	18
Asia Pacific Fibre Cement	21.1	17.7	19
Research & Development	(6.1)	(6.0)	(2)
New Zealand product liability expenses	(4.6)	—	—
General Corporate:
General corporate costs	(6.9)	(4.4)	(57)
Asbestos adjustments	94.5	25.2	—
AICF SG&A expenses	(0.5)	(0.3)	(67)

EBIT	156.9	82.5	90

Excluding:

Asbestos:
Asbestos adjustments	(94.5)	(25.2)	—
AICF SG&A expenses	0.5	0.3	67
ASIC expenses	—	0.1	—
New Zealand product liability expenses	4.6	—	—

EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses	$67.5	$57.7	17

Net sales	$372.2	$339.7	10

EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses	18.1%	17.0%

At US$937 per ton, the average Northern Bleached Softwood Kraft (“NBSK”) pulp price in the quarter was 4% higher than in the corresponding quarter last year and 5% higher than the fourth quarter of the prior year.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	5

USA and Europe Fibre Cement EBIT

USA and Europe Fibre Cement EBIT for the quarter increased 18% from US$50.3 million in the prior corresponding period to US$59.4 million. The increase in EBIT compared to the prior corresponding quarter was primarily driven by higher sales volume, a slightly higher average net sales price, lower fixed unit manufacturing costs and a favourable shift in product mix, partially offset by higher input costs, higher idle facility costs and increased SG&A and R&D expenses (as discussed above). EBIT margin increased steadily for each month of the first quarter, and for the quarter was 1.4 percentage points higher at 21.4%.

Asia Pacific Fibre Cement EBIT

Asia Pacific Fibre Cement EBIT for the quarter decreased 7% from US$17.7 million in the prior corresponding period to US$16.5 million, of which 2% was attributable to the depreciation of the Australian dollar compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter decreased 5%, due to New Zealand product liability expenses (discussed below), partially offset by lower fixed unit manufacturing costs and an increase in the average net sales price. EBIT margin was 2.7 percentage points lower for the quarter at 17.5%.

Asia Pacific Fibre Cement EBIT excluding New Zealand product liability expenses for the quarter increased 19% from US$17.7 million to US$21.1 million compared to the corresponding quarter of the prior year. EBIT margin excluding New Zealand product liability expenses was 2.2 percentage points higher for the quarter at 22.4%.

General Corporate Costs

General corporate costs for the quarter increased to US$6.9 million, compared to US$4.4 million in the prior corresponding quarter. During the prior corresponding quarter, general corporate costs included ASIC expenses of US$0.1 million and an intercompany foreign exchange gain of US$5.5 million related to the repayment of an Australian dollar intercompany loan associated with the favourable conclusion of RCI Pty Ltd’s (“RCI”) disputed tax assessment with the Australian Tax Office (“ATO”). Excluding ASIC expenses and the intercompany foreign exchange gain, general corporate costs decreased by US$2.9 million to US$6.9 million from US$9.8 million in the prior corresponding quarter.

During the current and prior corresponding quarter, general corporate costs included US$0.2 million and US$1.5 million, respectively, in expenses related to the company’s corporate structure simplification, as announced on 17 May 2011. In addition, stock-based compensation expense decreased by US$2.2 million from US$2.6 million in the prior corresponding quarter to US$0.4 million in the first quarter. Stock-based compensation expense related to variable equity-based awards was significantly reduced by a decline in the company’s stock price and a lower Australian dollar to US dollar exchange rate at 30 June 2013, compared to 31 March 2013.

Net Interest Income

Net interest income decreased from US$0.2 million in the prior corresponding quarter to US$0.1 million in the current quarter. Net interest income for the quarter included AICF interest income of US$1.1 million and other interest income of US$0.1 million, partially offset by interest and borrowing costs relating to the company’s external credit facilities of US$1.0 million and a realised loss of US$0.1 million on interest rate swaps. Net interest income for the quarter ended 30 June 2012 included AICF interest income of US$1.1 million and other interest income of US$0.4 million, partially offset by a realised loss of US$0.5 million on settlements of certain interest rate swaps and interest and borrowing costs relating to the company’s external credit facilities of US$0.8 million.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	6

Other Income

Other income which relates solely to changes in the fair value of interest rate swap contracts, decreased to US$0.1 million compared to US$0.4 million in the corresponding quarter of the prior year.

Income Tax

Income Tax Expense

The company’s effective tax rate was 9.5% for the quarter compared to 17.6% in the prior corresponding quarter. During the current and prior corresponding quarter, the effective tax rate was impacted by favourable asbestos adjustments of US$94.5 million and US$25.2 million, respectively.

Income tax expense excluding asbestos and other tax adjustments for the quarter increased from US$13.4 million in the prior corresponding quarter to US$14.6 million. The effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments decreased from 23.5% in the prior corresponding quarter to 21.9% due to recurring items comprising a lower proportion of jurisdictional earnings this quarter, as total taxable earnings increased, relative to the prior corresponding quarter.

Tax Adjustments

The company recorded net unfavourable asbestos-related and other tax adjustments of US$0.3 million for the quarter, compared to US$1.2 million for the prior corresponding quarter.

Tax adjustments for the quarter included tax benefits for New Zealand product liability expenses, as discussed above, and adjustments in the value of provisions for uncertain tax provisions. In the prior corresponding quarter, asbestos-related and other tax adjustments included net tax benefits that the company anticipated would eventually become unavailable.

Net Operating Profit

Net operating profit for the quarter was US$142.2 million, compared to US$68.5 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments increased from US$43.8 million in the prior corresponding quarter to US$52.0 million in the quarter, as shown in the table below.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	7

Net Operating Profit - US$ millions	Three Months Ended 30 June
	FY14	FY13	% Change
Net operating profit	$142.2	$68.5	—

Excluding:
Asbestos:
Asbestos adjustments	(94.5)	(25.2)	—
AICF SG&A expenses	0.5	0.3	67
AICF interest income	(1.1)	(1.1)	—
ASIC expenses	—	0.1	—
New Zealand product liability expenses	4.6	—	—
Asbestos and other tax adjustments	0.3	1.2	(75)

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	$52.0	$43.8	19

Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	11.7	10.0	17

Cash Flow

Net operating cash flow increased from US$49.6 million in the corresponding period of the prior year to US$78.2 million, reflecting higher earnings and favourable movements in working capital, relative to the prior corresponding quarter.

For the quarter ended 30 June 2013, net capital expenditure for the purchase of property, plant and equipment increased to US$25.7 million, compared to US$14.9 million in the prior year. The increase in net capital expenditure is primarily a result of the purchase of the previously-leased land and buildings located at the company’s Carole Park, Brisbane plant. Expenditure was also incurred on the refurbishment of idled plant assets at the Fontana, California plant in anticipation of a continued recovery in the US housing market.

Dividend and Future Shareholder Returns

The company paid an ordinary dividend of US13.0 cents per security (“FY2013 second half dividend”) and a special dividend of US24.0 cents per security (“FY2013 special dividend”) on 26 July 2013. The total amount of the FY2013 second half dividend and FY2013 special dividend together was US$163.6 million.

The company paid a dividend to shareholders of US38.0 cents per security (“FY2012 second half dividend”) on 23 July 2012. The total amount of the FY2012 second half dividend was US$166.4 million.

The FY2013 second half dividend represented an early increase in the company’s dividend payout ratio from between 20% and 30% to between 30% and 50% of net operating profit (excluding asbestos adjustments) which was announced in November 2012 to apply for financial year 2014 onwards. The FY2013 special dividend includes amounts that were not utilised in the company’s share buyback program which expired in May 2013.

In May 2013, the company announced a new share buyback program to acquire up to 5% of its issued capital. During the three months ended 30 June 2013, the company did not repurchase any shares of its common stock.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	8

On 31 July 2013, the company repurchased 221,000 shares of its common stock, with an aggregate cost of A$2.0 million (US$1.8 million), at an average market price of A$9.02 (US$8.20). As of 31 July 2013, these shares are held as treasury stock and the company intends to cancel these shares and any other shares repurchased during the second quarter of the current financial year.

To the extent the company does not complete the full amount of the current share buyback during FY2014 the company will consider further distributions by way of dividends to shareholders over and above those contemplated under the company’s dividend policy subject to:

•	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;

•	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;

•	global economic conditions and outlook; and

•	total net operating profit (excluding asbestos adjustments) for financial year 2014.

Liquidity and Capital Resources

The company’s net cash position increased from US$153.7 million at 31 March 2013 to US$198.1 million at 30 June 2013.

At 30 June 2013, the company had credit facilities totalling US$405.0 million, of which none were drawn. The credit facilities are all uncollateralised and consist of the following:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	—	50.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	—	190.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	—	40.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	—	75.0	—

Total		$405.0	$—

The company draws on and repays amounts available under its term facilities throughout the financial year. During the quarter and year ended 30 June 2013, the company did not draw down or make repayments on any of its term facilities. The weighted average remaining term of the total credit facilities at 30 June 2013 was 2.8 years.

The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The company expects to incur significant capital expenditures during fiscal year 2014 for upgrades and expansions of plant production capabilities, equipment upgrades to ensure continued environmental compliance, the implementation of new fibre cement technologies and the refurbishment and re-commissioning of idled production facilities at the Fontana, California plant, which is expected to reopen in calendar year 2014.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	9

The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash balances, unutilised committed credit facilities and anticipated future net operating cash flow.

Asbestos Compensation

The company did not make a contribution to AICF during the three months ended 30 June 2013. From the time AICF was established in February 2007 through June 2013, the company has contributed A$599.2 million to the fund.

END

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation of 12 August 2013, are available from the Investor Relations area of the company’s website at www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2013 with the SEC on 27 June 2013.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited Consolidated Financial Statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	10

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-U.S. GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	11

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	12

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses – EBIT and EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q1 FY 2014	Q1 FY 2013

EBIT	$156.9	$82.5

Asbestos:
Asbestos adjustments	(94.5)	(25.2)
AICF SG&A expenses	0.5	0.3
ASIC expenses	—	0.1
New Zealand product liability expenses	4.6	—

EBIT excluding asbestos, ASIC expenses and New
Zealand product liability expenses	67.5	57.7
Net sales	$372.2	$339.7
EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses	18.1%	17.0%

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1 FY 2014	Q1 FY 2013

Net operating profit	$142.2	$68.5

Asbestos:
Asbestos adjustments	(94.5)	(25.2)
AICF SG&A expenses	0.5	0.3
AICF interest income	(1.1)	(1.1)
ASIC expenses	—	0.1
New Zealand product liability expenses	4.6	—
Asbestos and other tax adjustments	0.3	1.2

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	$52.0	$43.8

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	13

Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1 FY 2014	Q1 FY 2013
Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	$52.0	$43.8
Weighted average common shares outstanding - Diluted (millions)	443.1	438.5

Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	11.7	10.0

Effective tax rate on earnings excluding asbestos, New Zealand product liability expenses and tax adjustments – Effective tax rate on earnings excluding asbestos, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US $ Millions	Q1 FY 2014	Q1 FY 2013

Operating profit before income taxes	$157.1	$83.1

Asbestos:
Asbestos adjustments	(94.5)	(25.2)
AICF SG&A expenses	0.5	0.3
AICF interest income	(1.1)	(1.1)
New Zealand product liability expenses	4.6	—

Operating profit before income taxes excluding asbestos and New Zealand product liability expenses	$66.6	$57.1

Income tax expense	(14.9)	(14.6)
Asbestos and other tax adjustments	0.3	1.2

Income tax expense excluding tax adjustments	(14.6)	(13.4)

Effective tax rate	9.5%	17.6%

Effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments	21.9%	23.5%

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	14

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q1 FY 2014	Q1 FY 2013

EBIT	$156.9	$82.5
Depreciation and amortisation	15.4	15.4

Adjusted EBITDA	$172.3	$97.9

General corporate costs excluding ASIC expenses and intercompany foreign exchange gain – General corporate costs excluding ASIC expenses and intercompany foreign exchange gain is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q1 FY 2014	Q1 FY 2013
General corporate costs	$6.9	$4.4

Excluding:
ASIC expenses	—	(0.1)
Intercompany foreign exchange gain	—	5.5

General corporate costs excluding ASIC expenses and intercompany foreign exchange gain	$6.9	$9.8

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	15

Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q1 FY 2014	Q1 FY 2013

Selling, general and administrative expenses	$54.9	$44.3
Excluding:
New Zealand product liability expenses	(4.6)	—

Selling, general and administrative expenses excluding New Zealand product liability expenses	$50.3	$44.3

Net Sales	$372.2	$339.7
Selling, general and administrative expenses as a percentage of net sales	14.8%	13.0%
Selling, general and administrative expenses excluding New Zealand product liability expenses as a percentage of net sales	13.5%	13.0%

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	16

Supplemental Financial Information

As set forth in Note 7 of the 30 June 2013 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with JHI plc’s Condensed Consolidated Financial Statements and related notes contained in the company’s 30 June 2013 Condensed Consolidated Financial Statements.

James Hardie Industries plc

Supplementary Financial Information

30 June 2013

(Unaudited)

(US$ Millions)	Total Fibre Cement – Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)

Restricted cash and cash equivalents - Asbestos	$—	$82.9	$82.9
Restricted short-term investments - Asbestos	—	6.3	6.3
Insurance receivable - Asbestos[1]	—	200.9	200.9
Workers compensation asset - Asbestos[1]	—	54.7	54.7
Deferred income taxes - Asbestos[1]	—	398.1	398.1

Asbestos liability¹	$—	$1,469.7	$1,469.7
Workers compensation liability - Asbestos[1]	—	54.7	54.7
Income taxes payable	34.4	(27.2)	7.2

Favourable asbestos adjustments	$—	$94.5	$94.5
Selling, general and administrative expenses	(54.4)	(0.5)	(54.9)
Net interest (expense) income	(1.0)	1.1	0.1
Income tax expense	(14.7)	(0.2)	(14.9)

¹	The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on the company’s Condensed Consolidated Balance Sheets.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	17

Forward-Looking Statements

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as changes in the US economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	18

cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Management’s Analysis of Results: James Hardie – 1st Quarter FY14	19